Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The only subsidiary of Roberts Realty Investors, Inc. is Roberts Properties Residential, L.P., a Georgia limited partnership (the “operating partnership”) of which Roberts Realty is the sole general partner and in which Roberts Realty owns a 75.6% ownership interest as of February 28, 2006. The operating partnership owns 100% of the following limited liability companies:

Roberts Bassett LLC
Roberts Grand Pavilion LLC
Roberts Spectrum LLC